EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2006
Earnings:
Income before income taxes	$480.2
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	39.3
Portion of rents representative of interest factor	10.9
Less:
Gain on equity investments	(0.8)

Income as adjusted	$529.6

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	39.3
Portion of rents representative of interest factor	10.9
Capitalized interest	0.6

Total fixed charges	$50.8

Preferred Dividends:
Dividends on Preference Stock	$9.2

Ratio of earnings to fixed charges	10.4

Ratio of earnings to fixed charges and preferred dividends	8.8